UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from to Commission File Number 333-151802

	A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

SAVINGS PLAN FOR UNION EMPLOYEES OF UNILEVER

UNILEVER UNITED STATES, INC.
800 SYLVAN AVENUE
ENGLEWOOD CLIFFS, NEW JERSEY  07632

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

UNILEVER N.V.

WEENA 455

3013 AL, ROTTERDAM

THE NETHERLANDS

Savings Plan for Union Employees of Unilever

Index

Page(s)

Financial Statements and Supplemental Schedule:

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits as of December 31, 2011 and 2010	2

Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2011 and 2010	3

Notes to Financial Statements	4–22

Supplemental Schedule (*)

Schedule H — Line 4i — Schedule of Assets (Held at End of Year)	23

(*)

Other supplemental schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have not been included as they are not applicable.

Signatures	24

Exhibit Index:

23.1	Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

Savings Plan for Union Employees of Unilever

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Savings Plan for Union Employees of Unilever (the “Plan”) at December 31, 2011 and December 31, 2010, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

New York, New York

June 25, 2012

Savings Plan for Union Employees of Unilever

Statements of Net Assets Available for Benefits

As of December 31, 2011 and 2010

	2011	2010

Assets
Investment in the Unilever United States, Inc.
Master Trust, at fair value (Note 4)	$115,013,390	$114,846,891

Receivables
Employer contributions	32,546	31,583
Participant contributions	68,716	67,356
Notes receivable from participants	5,424,357	4,675,839
Due from broker for security sold	1,833,263	—
Transfer receivable from Alberto Culver Plan (Note 1)	3,814,448	—
Total receivables	11,173,330	4,774,778

Total assets	126,186,720	119,621,669

Liabilities
Due to broker for security purchased	1,833,263	—

Net assets, at fair value	124,353,457	119,621,669

Adjustment from fair value to contract value for interest in the Master Trust relating to fully benefit-responsive investment contracts	(3,530,184)	(3,238,599)

Net assets available for benefits	$120,823,273	$116,383,070

The accompanying notes are an integral part of these financial statements.

Savings Plan for Union Employees of Unilever

Statements of Changes in Net Assets Available for Benefits

For the Years Ended December 31, 2011 and 2010

	2011	2010

Additions:
Additions to net assets attributed to:
Net investment income from Plan interest in Unilever United States, Inc. Master Trust (Note 4)	$2,331,526	$8,603,200
Interest from notes receivable from participants	227,089	229,833
Contributions and other additions:
Contributions from participants	4,017,218	4,082,092
Contributions from employer	1,716,597	1,784,857
Rollover contributions	9,270	28,282
Total additions	8,301,700	14,728,264

Deductions:
Deductions to net assets attributed to:
Benefits paid to participants	10,228,839	13,357,540
Administrative expenses	7,984	6,725
Total deductions	10,236,823	13,364,265

Net (decrease) increase before transfer	(1,935,123)	1,363,999

Transfer from Alberto Culver Plan (Note 1)	6,375,326	—

Net increase	4,440,203	1,363,999

Net assets available for benefits:
Beginning of year	116,383,070	115,019,071
End of year	$120,823,273	$116,383,070

The accompanying notes are an integral part of these financial statements.

Savings Plan for Union Employees of Unilever

Notes to Financial Statements

December 31, 2011 and 2010

1.                            Description of the Plan

The Savings Plan for Union Employees of Unilever (the “Plan”) is a defined contribution plan that is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).  The Plan’s sponsor is Conopco, Inc.  (the “Company”).  Assets of the Plan along with assets from the UNICare Savings Plan, an affiliated plan, sponsored by Unilever United States, Inc., the parent of the Company (“Unilever US”), are maintained in the Unilever United States, Inc. Master Trust (the “Master Trust”).  The following brief description of the Plan is provided for general information purposes only.  Participants should refer to the summary plan description for more complete information.

Eligibility

All employees at the Hammond, Indiana plant represented by the United Steel, Paper and Forestry, Rubber, Manufacturing, Energy and Allied Industrial and Service Workers International Union Local 7-0336 (“Hammond plant”) are eligible to become participants of the Plan after the completion of 90 days of continuous service.

All employees at the Atlanta, Georgia plant represented by the Bakery, Confectionery and Tobacco Workers and Grain Millers International AFL-CIO Local 42 (“Atlanta plant”), and the Olathe, Kansas plant represented by the International Brotherhood of Teamsters Local 41 or the International Union of Operating Engineers AFL-CIO Local 101-S (“Olathe plant”) were eligible to become participants of the Plan upon the date of hire.

All employees located at the Baltimore, Maryland plant represented by the United Food and Commercial Workers International Union AFL-CIO Local 27 (“Baltimore plant”) are eligible to become participants of the Plan after the completion of 60 days of continuous service.

All employees located at the Chicago, Illinois plant represented by the United Food and Commercial Workers International Union AFL-CIO, CLC Local 399 or the International Union of Operating Engineers AFL-CIO Local 100A (“Chicago plant”) who are at least 18 years old are eligible to become participants of the Plan after the completion of 45 days of service.

All employees at the Independence, Missouri plant represented by the International Brotherhood of Teamsters Local 838 (“Independence plant”) are eligible to become participants of the Plan after the completion of one year of service.

All employees at the Hagerstown, Maryland plant represented by the United Steel Workers of America AFL-CIO-CLC Local 9836 (“Hagerstown plant”), the Huntington, Indiana plant represented by the Retail, Wholesale and Department Store Union, UFCW AFL-CIO and its United Dairy Workers Local 835 (“Huntington plant”), and the St. Albans, Vermont plant represented by the International Brotherhood of Electrical Workers Local 300 (“St Albans plant”), scheduled to work twenty or more hours a week are eligible to participate in the Plan as of date of hire.  Employees who are not regularly scheduled to work twenty or more hours a week can participate in the Plan after completing one year of service.

All employees at the Melrose Park, Illinois plant who are represented by Local 9777 (“Melrose Park plant”) are eligible to participate only in the 401(k) component of the Plan.

Savings Plan for Union Employees of Unilever

Notes to Financial Statements

December 31, 2011 and 2010

Contributions

Plan participants are permitted to make voluntary contributions to the Plan through payroll deductions.  Before-tax contributions, representing 401(k) contributions are deposited in a “before-tax account” and after-tax contributions, where applicable, are deposited in an “after-tax account.”  Before-tax contributions are limited to $16,500 for both 2011 and 2010.

Participants who will be age 50 or older by the end of the Plan year are eligible to make before-tax catch-up contributions.  Catch-up contributions are limited to $5,500 for eligible employees for both 2011 and 2010.

The permitted contributions vary for each collective bargaining unit at the discretion of the Company and range from 1%-15% to 1%-20% of eligible compensation through payroll deductions on a before-tax basis, after-tax basis, respectively, or a combination of both provided that the maximum participant contribution to the before-tax and after-tax accounts do not exceed 15% to 20% of eligible compensation.

The Company matches contributions made by participants.  Company matching contributions vary for each collective bargaining unit at the discretion of the Company and range from 25% of 4% to 100% of 5% of eligible earnings participants elect to contribute.

All collective bargaining employees at the St. Albans plant hired on or after January 1, 2007, at the Hammond plant hired on or after January 12, 2007, at the Huntington plant hired on or after June 30, 2007, at the Baltimore plant hired on or after April 1, 2008,  the Olathe plant represented by the International Brotherhood of Teamsters Local 41 hired on or after June 1, 2008, at the Chicago plant represented by the United Food and Commercial Workers International Union AFL-CIO, CLC Local 399 hired on or after November 22, 2008, at the Chicago plant represented by the International Union of Operating Engineers AFL-CIO Local 100A hired on or after December 16, 2008 and the Atlanta plant represented by the Bakery, Confectionery and Tobacco Workers and Grain Millers International AFL-CIO Local 42 are eligible to receive non-elective contributions of 4% of compensation after one year of service.

All employees at the Melrose Park plant can elect to make pre-tax deferrals on the same basis as any other participant.  Employees receive a match of $1.00 per every $1.00 of pre-tax deferrals up to the first 2% of pay.  This match is subject to the same rules as matching contributions to any other participant.  Employees will receive 2% of each such employee’s pay at the same time as the Company pays its match to all participants except for the fact that no pre-tax deferrals are required to receive this payment, for all other purposes this payment shall be subject to the same rules as matching contributions payable to any other participant.

Plan Transfers

At December 31, 2011, $6,375,326 was transferred from the Alberto Culver 401(k) and Profit Sharing Plan (“Alberto Culver Plan”) to the Plan, due to a merger between Unilever US and the Alberto Culver Company.  Such amount included $434,102 of notes receivable from participants.  At December 31, 2011, $3,814,448 of the total amount transferred from the Alberto Culver Plan consisted of receivables from investments sold, employer contributions, and accrued dividends, and was classified as a transfer receivable.  The Alberto Culver Plan was a qualified, standardized 401(k) and profit sharing plan of a subsidiary of Unilever US.  At December 31, 2011, $1,833,263 was included in the due from broker for security sold and the due to broker for security purchased, as a security that was not eligible to be held by the Plan was sold as of year end and an eligible security was purchased.

Savings Plan for Union Employees of Unilever

Notes to Financial Statements

December 31, 2011 and 2010

Participant Accounts

Each participant’s account is credited with: (a) the participant’s contribution; (b) the Company’s contribution; and (c) an allocation of Plan earnings (losses) and administrative expenses.  The benefit to which a participant is entitled is the benefit that can be provided from the vested portion of the participant’s account.

Vesting

Participants are fully vested in all of their before-tax and after-tax contributions as well as the earnings thereon.

Vesting of matching and non-elective contributions, made by the Company, varies for each collective bargaining unit at the discretion of the Company.  Collective bargaining units achieve full vesting from the date of hire through three years of service.

Non-elective contributions vest after 3 years of service, upon attainment of age 65, death from active status or disability for all participants receiving non-elective employer contributions.

The balance of forfeitures was $2,086 and $14,308 as of December 31, 2011 and 2010, respectively.  Amounts forfeited by non-vested participants who terminated employment during the years ended December 31, 2011 and 2010 were $0 and $10,992, respectively.  Forfeitures reduced Company matching contributions and Company non-elective contributions in the amount of $12,450 and $0 for the years ended December 31, 2011 and 2010, respectively.

Payment of Benefits

Provisions for the withdrawal of contributions of active participants vary for each collective bargaining unit at the discretion of the Company and include in-service withdrawals of the after-tax account, prior plan profit sharing account, portion of company matching account on deposit for 2 years, before-tax account for reasons of hardship provided the withdrawal does not exceed the amount of the hardship, and before-tax account and company matching account following attainment of age 59.5.

Upon termination of employment, participants are entitled to all of their vested balances and must receive their full balance upon reaching the age of 65.

Retired employees may elect to leave their account balances in the Plan until they attain age 70.5 at which time Internal Revenue Service regulations require minimum distributions to be made. Failure to make a voluntary election to defer payment will result in a total distribution of vested Plan balances at age 65.

Participants who retire under The UNICare Retirement Plan may, under certain conditions, roll over their lump sum distribution to the Plan.

Savings Plan for Union Employees of Unilever

Notes to Financial Statements

December 31, 2011 and 2010

Investments

Participants have the option to invest in, and direct the Company matching contributions towards a wide variety of funds including stable value, fixed income, balanced, equity and the Unilever N.V. Stock Fund.  The funds offered by the Plan are as follows:

•                 INVESCO (also known as PRIMCO) Interest Income Fund.

This fund is primarily invested in a diversified portfolio of investment contracts issued by high quality financial institutions such as insurance companies and banks.  Each contract has its own specific terms, including interest rate and maturity date.  The crediting interest rates at December 31, 2011 and 2010 for the contracts range from .19% to 4.09% and .21% to 5.57%, respectively.  The weighted average crediting interest rates at December 31, 2011 and 2010 for the contracts are 3.56% and 4.17%, respectively.

•                 PIMCO Total Return Fund Institutional Class

•                 Unilever N.V. Stock Fund

•                 Fidelity Contrafund

•                 American Funds Washington Mutual Investors Fund (R5)

•                 Northern Trust Total US Equity Index Fund

•                 Northern Trust International Equity Index Fund

•                 Wells Fargo Stable Return Fund C

This fund is 100% invested in the Wells Fargo Stable Return Fund G, and is restricted from sale through June 15, 2012.  This fund is scheduled to be liquidated at the end of June 2012 with the proceeds to be transferred into the INVESCO Interest Income Fund.

•                 The following Vanguard Target Retirement Trusts were available beginning May 2011: Vanguard Target Retirement Trust I, Vanguard Target Retirement 2005 Trust I, Vanguard Target Retirement 2010 Trust I, Vanguard Target Retirement 2015 Trust I, Vanguard Target Retirement 2020 Trust I, Vanguard Target Retirement 2025 Trust I,  Vanguard Target Retirement 2030 Trust I, Vanguard Target Retirement 2035 Trust I, Vanguard Target Retirement 2040 Trust I, Vanguard Target Retirement 2045 Trust I, Vanguard Target Retirement 2050 Trust I, and Vanguard Target Retirement 2055 Trust I.

•                 The following Vanguard Target Retirement Trusts were available during 2010 through May 2011: Vanguard Target Retirement Income Trust II, Vanguard Target Retirement 2005 Trust II, Vanguard Target Retirement 2010 Trust II, Vanguard Target Retirement 2015 Trust II, Vanguard Target Retirement 2020 Trust II, Vanguard Target Retirement 2025 Trust II,  Vanguard Target Retirement 2030 Trust II, Vanguard Target Retirement 2035 Trust II, Vanguard Target Retirement 2040 Trust II, Vanguard Target Retirement 2045 Trust II, Vanguard Target Retirement 2050 Trust II, and Vanguard Target Retirement 2055 Trust II.

Savings Plan for Union Employees of Unilever

Notes to Financial Statements

December 31, 2011 and 2010

•                 Self directed brokerage accounts, whereby the participant is able to select from approximately 4,600 mutual funds.  As of December 31, 2011 and 2010, $61,490,208 and $65,794,037, respectively, was invested through the brokerage accounts at the Master Trust level.  The brokerage account consisted of $53,552,941 and $7,937,267 in mutual funds and short-term investments as of December 31, 2011, respectively.  The brokerage account consisted of $58,681,935 and $7,112,102 in mutual funds and short-term investments as of December 31, 2010, respectively.  As of December 31, 2011 and 2010, $4,172,425 and $4,551,275, respectively, of the Master Trust brokerage account is held by the Plan.

Notes Receivable from Participants

At the request of Plan participants, notes receivable from participants are permitted up to the lesser of $50,000 reduced by the largest outstanding loan balance in the previous 12 months or one-half of the participants’ vested interest in their accounts less any outstanding loans.  Loans bear interest at a fixed rate based on the Reuters published prime rate plus one percent, adjusted quarterly. Loans relating to the acquisition or construction of a participant’s principal residence are to be repaid within fifteen years.  All other loans are required to be repaid within five years.

Interest rates ranging from 4.25% to 9.25% were charged on the loans for both of the years ended December 31, 2011 and 2010.

For participants that were transferred from the Ben and Jerry’s Homemade Plan in 2006, loans relating to the acquisition or construction of a participant’s principal residence are to be repaid within thirty years.  All other loans are required to be repaid within five years.

Administration

The Plan provides that the Benefits Administration Committee is responsible for the general administration of the Plan.

2.                            Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

Valuation of Plan Investments and Income Recognition

The assets of the Plan have been commingled in the Master Trust with the assets of the UNICare Savings Plan for investment and administrative purposes.  The investment in the Master Trust represents the Plan’s interest in the net assets of the Master Trust.  The Plan’s investment is stated at fair value and is based on the beginning of the year value of the Plan’s interest in the Master Trust plus contributions and allocated investment income (loss) less distributions and allocated expenses.

The Plan presents in the Statements of Changes in Net Assets Available for Benefits the investment income (loss) for the Plan’s interest in the Master Trust, which consists of its allocated share of investment income and (loss), realized gains and losses, and the change in unrealized appreciation and depreciation from the Master Trust.

The Plan’s interest in the Master Trust is the sole investment representing more than 5 percent of the Plan’s net assets available for benefits as of December 31, 2011 and 2010.

Savings Plan for Union Employees of Unilever

Notes to Financial Statements

December 31, 2011 and 2010

Investment Contracts (Also see Note 4)

The Plan accounts for synthetic guaranteed investment contracts and stable return funds at contract value.  Investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Statements of Net Assets Available for Benefits present the fair value of the investment contracts and stable return fund as well as the adjustment of the fully benefit-responsive investment contracts and stable return fund from fair value to contract value.  The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.

Notes Receivable from Participants

Notes receivable from participants are valued at their unpaid principal balance plus any accrued but unpaid interest.

Benefit Payments

Benefit payments are recorded when paid and include deemed distributions of $121,457 and $14,872 for the years ended December 31, 2011 and 2010, respectively.

Administrative Expenses

Investment management fees for all funds are included as a reduction of investment income and certain professional fees are paid by the Plan.  All other administrative expenses are paid by the Company.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements.  These significant estimates include fair market values of investments.  Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, commingled funds, mutual funds, and other investment securities.  Investment securities are exposed to various risks, such as interest rate, market and credit.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the December 31, 2011 and 2010 Statements of Net Assets Available for Benefits.

The Master Trust is exposed to credit loss in the event of non-performance by the companies with whom guaranteed investment contracts are placed.  However, the Plan does not anticipate non-performance by these companies and believes that the risk to the Master Trust portfolio from credit loss is not material due to the diversified nature of assets held.

Effects of New Accounting Pronouncements

In May 2011, the FASB issued ASU 2011-04 — Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (“IFRS”), which amends FASB Topic 820 (“ASC 820), Fair Value Measurement.  These amendments, effective for the interim and annual periods beginning on or after December

Savings Plan for Union Employees of Unilever

Notes to Financial Statements

December 31, 2011 and 2010

15, 2011 (early adoption is prohibited), result in a common definition of fair value and common requirements for measurement of and disclosure requirements between U.S. GAAP and IFRS.  Consequently, the amendments change some fair value measurement principles and disclosure requirements.  The Plan does not expect its adoption to have a material effect on the financial statements.

3.                            Tax Status of the Plan

The Plan received an updated favorable tax determination letter dated May 4, 2009, in which the Internal Revenue Service (“IRS”) stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code of 1986, as amended (the “Code”).  Although the Plan has been amended since then, the Plan administrator and the Plan’s legal counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.  The IRS reserves the right to perform a review of the Plan’s tax status.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS or the Department of Labor.  The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan administrator believes it is no longer subject to tax examinations for years prior to 2008.

4.                            Investments Held by the Master Trust

At December 31, 2011 and 2010, the Master Trust comprises the investment assets of the Plan and UNICare Savings Plan, affiliated plans of Unilever US.  The Plan has a 6.7% and a 7.0% interest in the investments of the Master Trust as of December 31, 2011 and 2010, respectively.  The UNICare Savings Plan comprises approximately 93.3% and 93.0%, respectively, of the investments held by the Master Trust as of December 31, 2011 and 2010.  Certain investment assets of the Master Trust, related earnings (losses) and expenses are allocated to the plans participating in the Master Trust based upon the total of each individual participant’s share of the Master Trust.

Savings Plan for Union Employees of Unilever

Notes to Financial Statements

December 31, 2011 and 2010

The Plan’s approximate share of various investments held by the Master Trust at December 31, 2011 and 2010 were as follows:

	2011	2010

Short-term investment funds	8.3%	7.3%
Mutual funds	4.3%	4.6%
Commingled funds	5.7%	5.6%
Unilever N.V. stock fund	7.1%	7.3%
Synthetic guaranteed investment contracts	9.7%	10.2%
Stable return fund	4.4%	**

** Stable return fund was not held during 2010

As of December 31, 2011 and 2010, the investment categories of the Master Trust were as follows:

Investments, at fair value

	2011	2010

Short-term investment funds	$19,343,987	$16,230,149
Mutual funds	233,231,155	226,771,673
Commingled funds	742,575,562	767,068,293
Unilever N.V. stock fund	63,815,754	58,823,549
Synthetic guaranteed investment contracts	569,191,821	554,632,386
Stable return fund	42,632,168	—
Master Trust investments, at fair value	1,670,790,447	1,623,526,050

Adjustment to contract value	(38,041,925)	(31,874,217)
Net amount	$1,632,748,522	$1,591,651,833

Savings Plan for Union Employees of Unilever

Notes to Financial Statements

December 31, 2011 and 2010

The following investments represent 5 percent or more of the Master Trust’s net assets as of December 31, 2011 and 2010:

	2011		2010
Mutual funds

PIMCO Total Return	$88,761,668		$81,147,129	*

Commingled funds

Vanguard Target Retirement 2020 Trust I	122,041,199		—	**

Vanguard Target Retirement 2020 Trust II	—	**	126,180,171

Vanguard Target Retirement 2025 Trust I	133,092,971		—	**

Vanguard Target Retirement 2025 Trust II	—	**	137,483,777

Vanguard Target Retirement 2030 Trust I	121,659,307		—	**

Vanguard Target Retirement 2030 Trust II	—	**	125,729,713

Synthetic guaranteed investment contracts

JP Morgan Chase Contract #441619-IAAA	101,695,235		97,169,562

State Street Bank and Trust Company Contract #103108	96,419,243		93,353,929

NATIXIS Financial Contract #1419-01	120,562,594		118,903,126

Pacific Life Insurance Contract #G27253.01.0001	91,218,735		90,050,487

* Less than 5%

** Fund was not offered at year end

Savings Plan for Union Employees of Unilever

Notes to Financial Statements

December 31, 2011 and 2010

As of December 31, 2011, the fully benefit-responsive contracts of the Master Trust were as follows:

	Investments,	Adjustment to
	at fair value	contract value
Synthetic guaranteed investment contracts

JP Morgan Chase (IGT PIMCO AAA or Better Intermediate Fund)	$101,695,235	$(10,893,539)

State Street Bank (IGT WAM AAA or Better Intermediate Fund)	96,419,243	(7,784,789)

Bank of America (IGT PIMCO AAA or Better Intermediate Fund) (IGT Invesco Short-term Bond Fund)	51,722,522	(3,479,678)

Bank of America (IGT WAM AAA or Better Intermediate Fund) (IGT Invesco Short-term Bond Fund)	51,645,015	(3,400,242)

NATIXIS Capital Markets (IGT Invesco Short-term Bond Fund)	120,562,594	(5,239,953)

ING Life & Annuity (IGT Invesco Short-term Bond Fund)	55,928,477	(2,311,388)

Pacific Life Insurance (IGT Invesco Short-term Bond Fund)	91,218,735	(3,867,831)

	569,191,821	(36,977,420)
Stable return fund

Wells Fargo Stable Return Fund C	42,632,168	(1,064,505)

	$611,823,989	$(38,041,925)

Savings Plan for Union Employees of Unilever

Notes to Financial Statements

December 31, 2011 and 2010

As of December 31, 2010, the fully benefit-responsive contracts of the Master Trust were as follows:

	Investments,	Adjustment to
	at fair value	contract value
Synthetic guaranteed investment contracts

JP Morgan Chase (IGT PIMCO AAA or Better Intermediate Fund)	$97,169,562	$(8,693,015)

State Street Bank (IGT WAM AAA or Better Intermediate Fund)	93,353,929	(6,570,883)

Bank of America (IGT PIMCO AAA or Better Intermediate Fund)	50,146,280	(2,638,630)

Bank of America (IGT WAM AAA or Better Intermediate Fund)	49,895,506	(2,417,369)

NATIXIS Capital Markets (IGT Short-term Bond Fund)	118,903,126	(5,300,167)

ING Life & Annuity (IGT Short-term Bond Fund)	55,113,496	(2,286,539)

Pacific Life Insurance (IGT Short-term Bond Fund)	90,050,487	(3,967,614)

	$554,632,386	$(31,874,217)

The investment income (loss), net of investment expenses, of the Master Trust net assets for the years ended December 31, 2011 and 2010 were as follows:

	2011	2010
Net (depreciation) appreciation in fair value of net investments:

Mutual funds	$(5,334,752)	$18,195,513
Unilever N.V. stock fund	5,551,987	(1,791,965)
Commingled funds	(6,712,242)	92,617,657
Net (depreciation) appreciation	(6,495,007)	109,021,205
Interest	19,746,019	21,975,092
Dividends	7,715,662	10,519,582
Total net investment income	$20,966,674	$141,515,879

Savings Plan for Union Employees of Unilever

Notes to Financial Statements

December 31, 2011 and 2010

Investment valuation and income recognition of Master Trust

Master Trust investments are stated at fair value.  Investments in mutual funds are valued at the published net asset value of shares held at year end.  Investments in commingled funds are stated at fair value based on unit values provided by the administrator, which are based on market values of underlying investments.  Unilever N.V. common stock is valued at the last closing price at end of the year. Short-term investments are valued at amortized cost, which is cost plus accrued interest, which approximates fair value.  Investment contracts are stated at fair value based on the sum of the fair value of the underlying investments and the fair value of the wrapper.

Purchases and sales of securities are recorded as of the trade date.  Dividend income is recorded on the ex-dividend date and interest is recorded on the accrual basis.

Investment income (loss) for the Master Trust includes net appreciation (depreciation) of investments, as well as, interest and dividends from investments.  The net appreciation (depreciation) of investments held in the Master Trust consists of the realized gains (losses) and the unrealized appreciation (depreciation) on these investments.

Investment Contracts

The Master Trust entered into benefit-responsive investment contracts, such as synthetic guaranteed investment contracts (“GICs”) and a stable return fund, with various third party financial institutions.  These benefit-responsive investment contracts are held through the INVESCO Interest Income Fund (the “Fund”) and the Wells Fargo Stable Return Fund C (the “stable return fund”).  Contract values represent contributions made to the investment contract plus earnings, less participant withdrawals and administrative expenses.

A synthetic GIC provides for a fixed return on principal over a specified period of time through fully benefit-responsive wrapper contracts issued by third party financial institutions which are backed by underlying assets owned by the Master Trust.  The wrapper contract amortizes the realized and unrealized gains and losses on the underlying fixed income investments, typically over the duration of the investments through adjustments to the future interest crediting rate (which is the rate earned by participants in the Fund for the underlying investments).  The issuer of the wrapper contract provides assurance that the adjustments to the interest crediting rate do not result in a future interest crediting rate that is less than zero.  An interest crediting rate less than zero would result in a loss of principal or accrued interest.

Calculating the Interest Crediting Rate in Wrapper Contracts

The key factors that influence future interest crediting rates for a wrapper contract include:

•                  The level of market interest rates

•                  The amount and timing of participant contributions, transfers, and withdrawals into/out of the wrapper contract

•                  The investment returns generated by the fixed income investments that back the wrapper contract

•                  The duration of the underlying investments backing the wrapper contract

Wrapper contracts’ interest crediting rates are typically reset on a monthly or quarterly basis.  While there may be slight variations from one contract to another, most wrapper contracts use a formula that is based on the characteristics of the underlying fixed income portfolio.  Over time, the crediting rate formula amortizes the Fund’s realized and unrealized market value gains and losses over the duration of the underlying investments.  Because changes in the market interest rates affect the yield to maturity and the market value of the underlying investments, they can

Savings Plan for Union Employees of Unilever

Notes to Financial Statements

December 31, 2011 and 2010

have a material impact on the wrapper contract’s interest crediting rate.  In addition, participant withdrawals and transfers from the Fund are paid at contract value but funded through the market value liquidation of the underlying investments, which also impacts the interest crediting rate.  The resulting gains and losses in the market value of the underlying investments relative to the contract value are presented on the Plan’s Statements of Net Assets Available for Benefits as the “Adjustment from fair value to contract value.”  If the Adjustment from fair value to contract value is positive for a given contract, this indicates that the contract value is greater than the market value of the underlying investments.  The embedded market value losses will be amortized in the future through a lower interest crediting rate than would otherwise be the case.  If the adjustment from fair value to contract value is negative, this indicates that the contract value is less than the market value of the underlying investments.  The amortization of the embedded market value gains will cause the future interest crediting rate to be higher than it otherwise would have been.

All wrapper contracts provide for a minimum interest crediting rate of zero percent.  In the event that the interest crediting rate should fall to zero and the requirements of the wrapper contract are satisfied, the wrapper issuers will pay to the Plan the shortfall needed to maintain the interest crediting rate at zero.  This helps to ensure that participants’ principal and accrued interest will be protected.

Events That Limit the Ability of the Plan to Transact at Contract Value

In certain circumstances, the amount withdrawn from the wrapper contract would be payable at fair value rather than at contract value.  These events include termination of the Plan, a material adverse change to the provisions of the Plan, if the employer elects to withdraw from a wrapper contract in order to switch to a different investment provider, or if the terms of a successor plan (in the event of the spin-off or sale of a division) do not meet the wrapper contract issuer’s underwriting criteria for issuance of a clone wrapper contract.  The events described above that could result in the payment of benefits at market value rather than contract value are not probable of occurring in the foreseeable future.

Issuer-Initiated Contract Termination

Examples of events that would permit a wrapper contract issuer to terminate a wrapper contract upon short notice include the Plan’s loss of its qualified status, un-cured material breaches of responsibilities, or material and adverse changes to the provisions of the Plan.  If one of these events was to occur, the wrapper contract issuer could terminate the wrapper contract at the market value of the underlying investments.

For the Master Trust, the contract values of the synthetic GICs were approximately $532 million and $523 million at December 31, 2011 and 2010, respectively.  As of December 31, 2011 and 2010, the fair value of the synthetic GICs, based upon the fair value of underlying assets and wrapper contracts was greater than the contract value by $37.0 million and $31.9 million, respectively.

For the Master Trust, the contract value of the stable return fund was approximately $41.6 million and $0 at December 31, 2011 and 2010, respectively.  As of December 31, 2011 and 2010, the fair value of the stable return fund, based upon the fair value of underlying assets, was greater than the contract value by $1.0 million and $0, respectively.

As of December 31, 2011 and 2010, the average yields for synthetic GICs and the stable return fund were as follows:

Savings Plan for Union Employees of Unilever

Notes to Financial Statements

December 31, 2011 and 2010

Average yields for synthetic GICs	2011	2010

Based on actual earnings	1.19%	2.04%
Based on interest rate credited to participants	3.34%	3.94%

Average yields for stable return fund	2011	2010

Based on actual earnings	1.56%	**
Based on interest rate credited to participants	2.33%	**

** Stable return fund was not held during 2010

Fair Value Measurements

ASC 820 provides the framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy under this standard are described as follows:

• Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

• Level 2 - Inputs to the valuation methodology that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.  If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

• Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.  The following is a description of the valuation methodologies used for instruments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy:

Mutual Funds

A mutual fund’s Net Asset Value (“NAV”) is based on the value of underlying assets owned by the Fund minus its liabilities and then divided by the number of shares outstanding calculated as of the close of business of the New York Stock Exchange. The fund’s assets normally are valued as of this time for the purpose of computing the fund’s NAV.  Since the NAV is a quoted price in a market that is active, they are classified within Level 1 of the valuation hierarchy.

Synthetic Guaranteed Investment Contracts

The fair value of the synthetic guaranteed investment contracts is based on the underlying investments. The underlying investments are common/collective trust funds, which are public

Savings Plan for Union Employees of Unilever

Notes to Financial Statements

December 31, 2011 and 2010

investment vehicles, valued at the NAV as described above. Because the NAV is a quoted price in a market that is not active, they are classified within Level 2 of the valuation hierarchy.  The value of the wrapper contracts is determined using observable inputs including rebid rates from the wrapper provider.  The fair value of the wrapper contracts at December 31, 2011 and 2010 of $774,800 and $410,854, respectively, is included in the synthetic guaranteed investment contracts amount of the Master Trust shown below.

Stable Return Fund

The stable return fund is a investment vehicle valued using the Net Asset Value (“NAV”) provided by the administrator of the fund. The NAV is a quoted price in a market that is not active and classified within Level 2 of the valuation hierarchy.  The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The values of the underlying assets owned by the fund are valued at quoted market prices in an active market. The stable return fund provides for daily redemptions by the Plan at reported net asset values per share with no advance notice requirement.

Commingled Funds

These investments are investment vehicles valued using the Net Asset Value (“NAV”) provided by the administrator of the fund. The NAV is a quoted price in a market that is not active and classified within Level 2 of the valuation hierarchy.  The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The values of the underlying assets owned by the fund are valued at quoted market prices in an active market. Each common/collective trust fund provides for daily redemptions by the Plan at reported net asset values per share with no advance notice requirement.

Unilever N.V. Stock Fund

Unilever N.V. stock fund invests in shares of Unilever N.V. stock which are valued at the closing price reported on the New York Stock Exchange Composite Transaction Tape and is classified within Level 1 of the valuation hierarchy.

Short-term Investment Funds

The Short-term Investment funds are valued at quoted market prices in an active market, which represent the net asset values of shares held by the Plan at year end and are classified within Level 1 of the valuation hierarchy.

Savings Plan for Union Employees of Unilever

Notes to Financial Statements

December 31, 2011 and 2010

In accordance with the guidance relating to fair value measurements, the following table represents the Master Trust’s fair value hierarchy for its financial assets measured at fair value on a recurring basis as of December 31, 2011 and 2010:

2011

	Quoted Prices
	in Active	Significant
	Markets for	Other	Significant
	Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	Level 1	Level 2	Level 3	Total

Mutual funds:
Bond funds	$88,761,668	$—	$—	$88,761,668
Large cap funds	90,916,546	—	—	90,916,546
Brokerage Link:
Fixed income	6,059,750	—	—	6,059,750
International equities	26,286,439	—	—	26,286,439
US equities	16,510,274	—	—	16,510,274
Other	4,696,478	—	—	4,696,478
Total mutual funds	233,231,155	—	—	233,231,155

Synthetic guaranteed investment contracts	—	569,191,821	—	569,191,821

Stable return fund	—	42,632,168	—	42,632,168

Commingled funds:
Index funds	—	68,386,600	—	68,386,600
Target retirement funds	—	674,188,962	—	674,188,962
Total commingled funds	—	742,575,562	—	742,575,562

Unilever N.V. stock fund	63,815,754	—	—	63,815,754

Short-term investment funds	19,343,987	—	—	19,343,987

Investments at fair value	$316,390,896	$1,354,399,551	$—	$1,670,790,447

Savings Plan for Union Employees of Unilever

Notes to Financial Statements

December 31, 2011 and 2010

2010

	Quoted Prices
	in Active	Significant
	Markets for	Other	Significant
	Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	Level 1	Level 2	Level 3	Total

Mutual funds:
Bond funds	$81,147,129	$—	$—	$81,147,129
Large cap funds	86,942,609	—	—	86,942,609
Brokerage Link:*
Fixed income	5,055,914	—	—	5,055,914
International equities	31,424,853	—	—	31,424,853
US equities	16,812,556	—	—	16,812,556
Other	5,388,612	—	—	5,388,612
Total mutual funds	226,771,673	—	—	226,771,673

Synthetic guaranteed investment contracts	—	554,632,386	—	554,632,386

Commingled funds:
Index funds	—	74,390,501	—	74,390,501
Target retirement funds	—	692,677,792	—	692,677,792
Total commingled funds	—	767,068,293	—	767,068,293

Unilever N.V. stock fund	58,823,549	—	—	58,823,549

Short-term investment funds	16,230,149	—	—	16,230,149

Investments at fair value	$301,825,371	$1,321,700,679	$—	$1,623,526,050

* The 2010 Brokerage Link amounts have been reclassified to conform to the 2011 presentation.

 5.        Transactions with Related Parties and Parties-in-Interest

The Unilever N.V. Stock Fund invests in shares of Unilever N.V. stock.  This fund is designed as a means for employees to participate in the potential long-term growth of Unilever N.V.  The Master Trust held approximately 1,856,000 and 1,873,000 shares at December 31, 2011 and 2010, respectively, of common stock in Unilever N.V.  The Master Trust also earned dividend income from the common stock of approximately $2.3 million and $2.2 million for the years ended December 31, 2011 and 2010, respectively.  The Master Trust had sales and purchases of Unilever N.V. Stock of approximately $20.1 million and $18.9 million in 2011 and $19.8 million and $16.1 million in 2010, respectively.  The fair value of the Unilever N.V. Stock Fund held by the Plan at December 31, 2011 and 2010 approximates $4.5 million and $4.3 million, respectively.

Savings Plan for Union Employees of Unilever

Notes to Financial Statements

December 31, 2011 and 2010

Certain Master Trust investments consist of units in investment funds managed by Fidelity.  Fidelity owns these investment funds, and is a party-in-interest as defined by ERISA.  In the opinion of the Plan administrator, fees paid during the year for services rendered by parties-in-interest were based on customary and reasonable rates for such services.  The administration fees paid by the Plan during 2011 and 2010 disclosed on the Statements of Changes in Net Assets Available for Benefits were paid to Fidelity.

6.                            Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan, subject to the provisions of ERISA.  In the event of the Plan termination, the participant’s rights to their accrued benefits are non-forfeitable.  Any unallocated assets of the Plan shall be allocated to participant accounts and distributed in such a manner as the Company may determine.

7.         Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits as disclosed in the Statements of Net assets Available for Benefits at December 31, 2011 and 2010 to amounts presented in Form 5500:

	2011	2010
Net assets available for benefits as disclosed in the financial statements	$120,823,273	$116,383,070

Adjustment from contract value to fair value for interest in the Master Trust relating to fully benefit-responsive investment contracts	3,530,184	3,238,599

Net assets available for benefits as presented in Form 5500	$124,353,457	$119,621,669

The following is a reconciliation of investment income as disclosed in the statement for the years ended December 31, 2011 and 2010 to the amounts presented in Form 5500:

	2011	2010
Net investment income from Plan interest in Unilever United States Inc. Master Trust as presented in the financial statements	$2,331,526	$8,603,200

Adjustment from contract value to fair value	291,585	602,237

Investment income as presented in Form 5500	$2,623,111	$9,205,437

8.                            Subsequent Events

The Plan has evaluated subsequent events through the date that the financial statements were available to be issued. Based on this evaluation, the Plan’s administrator has determined the following event required disclosure.

Amounts recorded as a transfer receivable from Alberto Culver Plan approximating $3.8 million at December 31, 2011 were received by the Plan in January 2012.

Savings Plan for Union Employees of Unilever

Notes to Financial Statements

December 31, 2011 and 2010

Effective June 30, 2017 the UNICare Retirement Plan will be frozen for all participants in the Huntington plant.  The union agreement with the participants of the Huntington plant was modified as of March 12, 2012 to reflect the terms of the freeze.  The transition period will be from July 1, 2012 through June 30, 2017 to transition the participants under the Cash Balance Formula of the UNICare Retirement Plan.  Effective June 30, 2017, the Final Average Pay Formula of the UNICare Retirement Plan will be frozen.  Beginning July 1, 2017, Unilever US will automatically contribute 4% of eligible earnings to the Plan (as a non-elective contribution) for all eligible employees.  Beginning July 1, 2017, all eligible employees will receive a company matching contribution of 100% on up to the first 5% of their eligible pay.

Savings Plan for Union Employees of Unilever

Schedule H – Line 4i Schedule of Assets (Held at End of Year)

December 31, 2011

		(c) Description of Investment Including
	(b) Identify of Issue, Borrower	Maturity Date, Rate of Interest, Collateral, Par		(e) Current
(a)	Lessor or Similar Party	or Maturity Value	(d) Cost **	Value

*	Investment in Master Trust at fair value			$115,013,390

*	Notes Receivable from Participants	Interest rates ranging from 4.25% to 9.25% with maturities through 2027		$5,424,357

*            Denotes a party-in-interest to the Plan

**     Not applicable

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SAVINGS PLAN FOR UNION EMPLOYEES OF UNILEVER

	By:	/s/ Pascale Thomas
PASCALE THOMAS
DIRECTOR OF BENEFITS

Date: June 25, 2012

EXHIBIT INDEX

Exhibit Number	Exhibit
23.1	Consent of Independent Registered Public Accounting Firm